

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 28, 2022

Hiren Patel
Chief Executive Officer
99 Acquisition Group Inc.
14 Noblewood Ct.
Gaithersburg, MD 20878

   Re: 99 Acquisition Group Inc.
     Draft Registration Statement on Form S-1
     Submitted December 1, 2022
     CIK No. 0001950429

Dear Hiren Patel:

  We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

General

1. We note your website at https://99acquisitiongroup.com. We note, on your website, you are offering securities to retail investors in your SPAC and have made sales to those retail investors. Please provide us with a detailed factual and legal analysis as to the treatment of these offers and sales under the Securities Act along with what exemptions are being relied upon for the noted offer and sales. Further, we note that, based on your disclosure, you have already sold over $4,800,000 to date as of December 22, 2022. Please tell us what information was provided to these investors in connection with their purchases. Please revise your Form S-1 disclosure, as appropriate to disclose these sales, along with the exemption(s) relied on, and how you have complied with each exemption. Finally,

advise us why the Recent Sales of Unregistered Securities disclosure does not reflect the sales of the noted securities. We may have further comment.

2.   Please tell us the material details regarding the offering including when it started, the total amount raised to date, and if it is currently continuing. We note the statement, on the "Join Now" page of the website that "Your equity stake will be based on the total amount raised. The total equity given to the crowdfunding group will be 35%. For example, if you contribute $500 and a total of $5,000,000.00 is raised; you will OWN .0035% of the ENTIRE company." Please explain to us how these investors will have total equity of 35% of the company. Additionally, clarify how this investment disclosure works with the disclosure provided in your DRS Form S-1.

3.   We note that you raised over $4,800,000 from retail investors to date. Please address where the funds raised by the company are held/located and why these sales are not reflected in your financial statements.

4.   With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your disclosure in future filings to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Risk Factors
If we seek stockholder approval of our initial business combination ..., page 37

5.   We note disclosure that your sponsor, officers, directors, advisors and their affiliates may purchase shares in the open market from public shareholders for the purpose of voting those shares in favor of a proposed business combination, thereby increasing the likelihood of the completion of the combination. Please explain how such purchases would comply with the requirements of Rule 14e-5 under the Exchange Act. Refer to Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01 for guidance.

Management, page 111

6.   Please revise to provide all of the disclosure required by Item 401 of Regulation S-K. For

example only, please disclose each of the entities Mr. Crowe has been associated with in at least the past five years, his position at the entity and disclose when he began working at each entity and when he ceased working at each entity. Further, for each of your directors, please discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the individual should serve as your director in light of your business and structure. Please refer to Item 401(e) of Regulation S-K.

Material U.S. Federal Income Tax Considerations, page 139

7.   We note your statements in the first paragraph that "The following discussion summarizes certain U.S. federal income tax considerations ….", in the second paragraph that "This discussion is limited to certain U.S. federal income tax considerations ….", and in the legend that "THIS DISCUSSION IS ONLY A SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS …." Please revise to delete the word "certain" from the noted sentences.

Financial Statements
Note 7 - Stockholder's Equity and Warrants
Warrants, page F-17

8.   It appears from your disclosure on page F-12 that you intend to account for your warrants (both public and private) as equity-classified. We note your disclosure on page F-18 that your private warrants are able to be exercised on a cashless basis. However, it appears from your disclosure that should the warrants be held by someone other than the initial purchaser or their permitted transferees, the private warrants will be redeemable and exercisable by such holders on the same basis as the public warrants. Given the terms of the private warrants change based on the identity of the holder, tell us how you concluded they meet the criteria for equity classification.

You may contact Mark Rakip at 202-551-3573 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or David Link at 202-551-3356 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: David J. Levine, Esq.